TIM Participações S.A.
Avenida das Américas 3434 – 7th Floor
22640-102 Rio de Janeiro, RJ
Brazil

April 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TIM Participações S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on April 15, 2014.

Respectfully submitted,

By:	/s/ Rodrigo Modesto de Abreu
Name: Rodrigo Modesto de Abreu
Title: Chief Executive Office